Exhibit 99.1

CHINA SUNERGY ANNOUNCES FINANCIAL RESULTS FOR
 THE SECOND QUARTER OF 2010

Reaches 2Q high end shipment guidance beating high end gross margin expectations

NANJING, China, Aug. 6 /PRNewswire-Asia/ -- China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy” or the “Company”) a specialized solar cell and module manufacturer based in Nanjing, China, announced today its financial results for the second quarter of 2010.

Second Quarter Financial Results

●
Revenues were US$117.6 million, representing a 67.8% and 12.8% increase compared to the second quarter of 2009 and the first quarter of 2010, respectively. Revenues generated from solar cell sales were US$113.0 million, representing a 107.3% and 23.2% increase compared to the second quarter of 2009 and the first quarter of 2010, respectively.

●
Gross profit was US$23.3 million compared to a gross profit of US$6.8 million and US$16.9 million during the second quarter of 2009 and the first quarter of 2010, respectively. Gross margin was 19.8%, compared to 9.7% during the second quarter of 2009 and 16.2% during the first quarter of 2010.

●	GAAP net income was US$13.8 million, compared to net income of US$1.5 million and net income of US$7.1 million in the second quarter of 2009* and the first quarter of 2010, respectively.

●
GAAP net income per ADS was US$0.34 on basic and US$0.33 on diluted basis, compared to a net income of US$0.04 and US$0.18 per ADS on both basic and diluted basis in the second quarter of 2009 and the first quarter of 2010, respectively.

Commenting on the second quarter Mr. Stephen Zhifang Cai, CEO of China Sunergy remarked:

“These results demonstrate the effectiveness of our turnaround strategy to institute greater operational efficiencies and production of more desirable solar products,” said Mr. Stephen Zhifang Cai, CEO of China Sunergy.  “Management’s continued perseverance and strategic focus allowed China Sunergy to maintain a higher ASP in the second quarter relative to the first, while still maintaining a stable cost base, resulting in a 19.8% gross margin, beating high end gross margin guidance.  We are confident these improvements will continue into the second half of 2010.  Given increased industry-wide demand and higher utilization rates, we will be in an advantageous position for enhancing our bottom-line.  Additionally, we anticipate ongoing expansion into the downstream market as we continue to maximize shareholder value.”

Technological and Operational Highlights

●	Shipments of solar power products in the second quarter amounted to approximately 87.3 MW, representing a 110.4% increase on a year-over-year basis and a 16.6% increase sequentially.

●	Second quarter production of 82.6 MW of solar cells represented a 140.1% increase on a year-over-year basis and a 10.1% increase sequentially.

●
At the end of the quarter, China Sunergy entered into a renegotiation with two related module manufacturers, CEEG (Shanghai) Solar Science & Technology Co., Ltd and CEEG (Nan Jing) New Energy Co., Ltd as concern over the two targeted companies' margin performance arose due to recent economic fluctuations. China Sunergy anticipates an agreement will be reached by the end of 2010.

●
As a result of the investment made in skilled technical personnel last year, the Company has continued to refine its manufacturing processes and yield improvement. Additionally, China Sunergy has been able to offer a more favorable product mix since the first quarter of 2010, which also contributed to the gross margin improvement.

Second Quarter 2010 Financial Review

Revenues, Shipment and Production

During the second quarter of 2010, revenues increased 67.8% on a year-over-year basis, and 12.8% sequentially to US$117.6 million.

Sales from solar cells, modules and other sales accounted for 96.1%, 1.6% and 2.3% of total revenues, respectively. Shipments, including 1.1 MW for module sales, amounted to approximately 87.3 MW (among which 63.6% were sold to related parties), compared to 41.5 MW during the second quarter of 2009 and 74.9 MW during the first quarter of 2010.

Quarter-on-quarter sales of solar cell products increased by 107.3% compared to the second quarter of 2009.

Solar cell sales in overseas markets as a percentage of total solar cell sales was 23.4% in the second quarter of 2010 compared to 41.0% and 25.4% in the second quarter of 2009 and the first quarter of 2010, respectively.

Gross Profit/Loss, Gross Margins and Average Selling Price (“ASP”)

Gross profit for the quarter was US$23.3 million, which led to a blended gross margin of 19.8%, up from 16.2% in the first quarter of 2010. The improvement in gross margin was due to higher sales prices, lower conversion cost, and reduced inventory provision, partially offset by the higher wafer prices over the second quarter.

Blended ASP during the second quarter was US$1.31 per watt, increasing from US$1.26 in the first quarter of 2010. The blended ASP for the second quarter of 2009 was US$1.44.

Wafer Costs

In the second quarter of 2010, blended wafer costs increased to US$0.83 per watt compared to US$0.78 per watt in the first quarter of 2010. Wafer costs per watt as a percentage of total production costs per watt rose from 77.7% in the first quarter of 2010 to 79.3% in the second quarter of 2010, partially due to wafer costs rising to a greater degree than total production costs during the second quarter of 2010.

Other production costs for the quarter were 3% lower than the previous quarter.

SG&A, Operating Profit/Loss and Net Income/Loss

SG&A expenses in the second quarter of 2010 were US$4.8 million, compared to US$5.8 million in the first quarter of 2010, and US$3.6 million in the second quarter of 2009, respectively.

Interest expense for the second quarter of 2010 was US$2.1 million, compared to US$2.2 million for the first quarter of 2010, and US$2.1 million for the second quarter of 2009*, respectively.

In the second quarter of 2010, the Company reported a net income of US$13.8 million, compared to a net income of US$7.1 million in the previous quarter and US$1.5 million in the second quarter of 2009*.

Balance Sheet and Cash Flow

As of June 30, 2010, the Company had cash and cash equivalents of US$127.2 million. Net operating cash outflow for the second quarter was US$17.2 million. The main driver of the operating cash outflow was the increase of accounts receivable in connection with sales. Depreciation and amortization was US$3.0 million and capital expenditures were US$0.9 million.

Third Quarter Outlook

During the third quarter of 2010, China Sunergy anticipates that solar product shipments will be between 85 MW to 90 MW, with a gross margin ranging 16 – 19%. For the full year of 2010, the Company now expects to ship 320 MW to 350 MW of solar products.

Additional Company Updates

Regarding the ongoing dispute with REC Wafer Norway AS (“REC WAFER”), Norwegian District Court ruled on July 5th, 2010 in favor of REC Wafer, and China Sunergy is preparing an appeal against the ruling, to be filed in August, 2010.

In parallel to the main dispute, the Supreme Court of Norway ruled in July 15, 2010 and overturned the Court of Appeal’s order which denied China Sunergy’s injunction petition with regard to a $50 million bank guarantee. The injunction petition has now been sent back to the Court of Appeal for a new ruling which is expected to become available at the end of August, 2010. Until further court ruling, the injunction is still in force.

We have separately filed a lawsuit against REC Wafer Norway AS with the People’s High Court of Jiangsu Province, China. The court in China has issued an injunction to the related banks to forbid these banks from making payments related to the bank guarantee. In April 2010, the People’s High Court of Jiangsu Province rejected REC Wafer Norway AS’s objection to jurisdiction after an oral hearing.

Quarterly Earnings Conference Call Details

China Sunergy will host a conference call at 8:00 a.m. Eastern Time or 5:00 a.m. Pacific Time (Beijing / Hong Kong Time: August 5, 2010 at 8:00 p.m.).

The dial-in details for the live conference call are as follows:

US Toll Free Dial In:	+1-866-730-5769
International Dial In:	+1-857-350-1593
Participant Passcode:	13684885

The call will also be available online at http://www.chinasunergy.com.

For those who cannot access the live broadcast, a replay will be available from two hours after the end of the call until August 13, 2010. The replay is available online or using the numbers below:

US toll free number:	+1-888-286-8010
International:	+1-617-801-6888
Passcode:	21233691

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets.
For more information please visit http://www.chinasunergy.com.

For further information contact:

Financial Dynamics
Helen Jing Zhu
Email: Helen.JingZhu@fd.com
Phone: + 86-10-8591-1958

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company's activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings; the economic slowdown in China and elsewhere and its impact on the Company’s operations; demand for and selling prices of the Company’s products, the future trading of the common stock of the Company; the ability of the Company to operate as a public Company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
The following financial information is extracted from the Company’s condensed consolidated financial statements for the respective periods.

China Sunergy Co., Ltd.
Unaudited Condensed Consolidated Income Statement Information
 (In US$ ’000, except share and per share data)

	For the 3 months ended
	Jun 30, 2010	Mar 31, 2010	Jun 30, 2009 *

Sales to third parties	42,060	64,282	55,524
Sales to related parties	75,553	40,005	14,616
Total sales	117,613	104,287	70,140
Cost of goods sold	(94,282)	(87,410)	(63,315)
Gross profit	23,331	16,877	6,825
Operating expenses:
Selling expenses	(1,069)	(590)	(630)
General and administrative expenses	(3,722)	(5,253)	(2,949)
Research and development expenses	(731)	(724)	(1,509)
Total operating expenses	(5,522)	(6,567)	(5,088)
Income from operations	17,809	10,310	1,737
Interest expense	(2,142)	(2,161)	(2,060)
Interest income	339	195	594
Other expenses	(1,619)	(1,426)	3,015
Changes in fair value of derivatives	867	1,442	470
Income before income tax	15,254	8,360	3,756
Income tax expense	(1,426)	(1,254)	(2,210)

Net income	13,828	7,106	1,546
Net income attributable to company ordinary shareholders	13,828	7,106	1,546

Net income per ADS
Basic	$0.34	$0.18	$0.04
Diluted	$0.33	$0.18	$0.04

Weighted average ADS outstanding
Basic	40,116,876	40,011,809	39,823,915
Diluted	43,694,111	43,589,044	39,823,915

China Sunergy Co., Ltd
 Unaudited Condensed Consolidated Balance Sheet Information
 (In US$ ’000, except share and per share data)

	Jun 30, 2010	Dec 31, 2009 *
Assets
Current Assets
Cash and cash equivalents	127,218	123,855
Restricted cash	53,724	55,678
Accounts receivable, net	7,763	15,292
Other receivable, net	2,334	3,838
Inventories, net	26,094	22,645
Advance to suppliers, net	1,719	184
Amount due from related parties	60,558	22,102
Current deferred tax assets	1,110	2,839
Other current assets	-	251
Total current assets	280,520	246,684
Property, plant and equipment, net	90,620	93,790
Prepaid land use rights	6,352	6,427
Deferred tax assets	1,568	1,568
Restricted cash- Collateral account	15,863	20,471
Prepayment to related party in connection with acquisition	7,068	-
Other long-term assets	4,286	4,849
Total assets	406,277	373,789

Liabilities and equity
Current liabilities
Short-term bank borrowings	106,024	102,516
Accounts payable	34,639	28,705
Accrued expenses and other current liabilities	11,325	5,474
Amount due to related parties	223	2,369
Income tax payable	954	-
Total current liabilities	153,165	139,064
Collateral account payable	15,863	20,471
Other liabilities	2,468	2,535
Convertible bond payable	44,000	44,000
Total liabilities	215,496	206,070

Equity:
Ordinary shares: US$0.0001 par value; 267,287,253 and 267,287,253 shares issued outstanding as of June 30, 2010 and December 31, 2009, respectively	27	27
Additional paid-in capital	185,970	185,337
Subscription receivable	-	(405)
Accumulated deficit	(17,514)	(38,448)
Accumulated other comprehensive income	22,298	21,208
Total equity	190,781	167,719
Total liabilities and equity	406,277	373,789

* On January 1, 2010, The Company adopted ASC 470-20 (former EITF 09-1), “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing”.  Accordingly, the share lending arrangement has been measured at fair value and recognized as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of $1.9 million were retrospectively recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs have also been retrospectively amortized over the life of the convertible notes. The cumulative effect of the adoption resulted in a decrease of $386,372 and $809,349 in the beginning balance of retained earnings on January 1, 2009 and 2010 respectively, and the adoption of ASC 470-20 resulted in additional interest expenses in the second quarter of 2009 of $195,880. The total interest expense recognized from amortization of convertible debt issuance costs, including the effect of adoption of ASC 470-20, was $2.1 million for the second quarter 2010. The diluted shares before included the dilute impact of share lending shares for convertible bonds. Shares underlying the share-lending arrangement should not be included in basic or diluted EPS calculation under ASC 470-20. Therefore upon the adoption of the new guidance, the outstanding diluted weighted average ADS was changed to 39,823,915 in the second quarter of 2009.